UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-34058

Capricor Therapeutics, Inc.

(Exact Name of Registrant as Specified in its Charter)

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, California 90211

(310) 358-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase Common Stock, par value $0.001 per share, expired April 21, 2015

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☐

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

Warrants to purchase Common Stock, par value $0.001 per share, expired April 21, 2015: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, Capricor Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAPRICOR THERAPEUTICS, INC.

Date: April 21, 2015	By:	/s/ Linda Marbán, Ph.D.
Linda Marbán, Ph.D.
Chief Executive Officer